UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: May 2011

ROSETTA GENOMICS LTD.
 (Exact name of registrant as specified in its charter)
Israel
(State or Other Jurisdiction of Incorporation

10 Plaut Street, Science Park
Rehovot 76706 POB 4059
Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:
☑  Form 20-F         [  ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
[  ] Yes           No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a

Rosetta Genomics Ltd.

On May 2, 2011, Rosetta Genomics Ltd. (the “Company”) issued a press release announcing the results of a joint study with researchers at the University of Texas, M. D. Anderson Cancer Center  that demonstrated that the Company’s miRview™ mets test is a powerful tool to identify Tissue of Origin in Carcinoma of Unknown Primary (CUP) patients.  A copy of the press release is filed as Exhibit 99.1 to this Form 6-K and incorporated by reference herein.

On May 3, 2011, the Company issued a press release announcing the launch of a U.S. oncology sales team for the commercialization of its microRNA-based diagnostic tests, with a primary focus on its miRview™ mets and miRview™ mets² tests for the accurate identification of the primary tumor site in metastatic cancers and CUP.  A copy of the press release is filed as Exhibit 99.2 to this Form 6-K and incorporated by reference herein.

The information contained in this Report (including the Exhibits) is hereby incorporated by reference into the Rosetta Genomics Registration Statements on Form F-3, File Nos. 333-159955, 333-163063, 333-171203 and 333-172655.

Exhibits

Exhibit
Number	Description of Exhibit
99.1	Press release dated May 2, 2011.
99.2	Press release dated May 3, 2011.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: May 3, 2011	By:	/s/ Tami Fishman Jutkowitz

Tami Fishman Jutkowitz General Counsel